UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [  ] No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 - [   ]

Schematic drawing
3-product-coarse-
BATAC® jig

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
We are pleased to announce that we are completing the final phase of our transition from a financial services company to an industrial plant engineering and equipment supply company.
     For the first quarter of 2006, our financial results are still mixed with our previous financial service business. The period ended March 31, 2006 included our industrial plant engineering and equipment supply segment and a one-month period of the financial service business to January 31, 2006.
     Our consolidated balance sheet reflects only the industrial plant engineering and equipment supply segment at March 31, 2006, with a comparison to our December 31, 2005 consolidated balance sheet which includes both the industrial and engineering and financial services segments.
     With the next quarter ending June 30, 2006, we will be entirely separated and our financial statements will be easier to review. To assist in understanding the transformed company, we are providing limited guidance for the year 2006. It is important to recognize that our revenues include both engineering services and equipment supply. Some of the equipment included in our scope of supply may be purchased. The engineering services portion of our contracts precedes the equipment supply portion. The engineering services typically have a higher margin and lower revenue, while the equipment supply brings in higher revenue at a lower margin. Consequently, quarterly results may not necessarily represent a proportionate share of our annual result as different portions of contracts start at different times and are dependent on phased completion.
     To help investors better understand the fluctuation of the activities of our industrial plant engineering and equipment supply business, we provide the following forecast (FC) to illustrate the movement of revenues and earnings before taxes (EBT) for each quarter of 2006 and the full year 2006. The revenues and EBT are not evenly spread among all quarters. The following information and other statements in this release are forward-looking and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially. See the section entitled “Disclaimer for Forward Looking Information” at the end of this release for a description of those risks and uncertainties.

INDUSTRIAL PLANT ENGINEERING AND EQUIPMENT SUPPLY

Quarter Ended	March 31.06	June 30.06	Sept 30.06	Dec 31.06	Year 2006

US$ Millions (Unaudited)	Actual	FC	FC	FC	FC

Revenues	$63.3	$100.8	$115.6	$144.9	$424.6
EBT	4.5	7.2	10.7	12.5	34.9
Includes all operating companies active in cement and coal and minerals technology and their real estate operations, but not corporate expenses.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

For the quarter ended March 31, 2006 (all figures are in US dollars and earnings per share amounts are on a diluted basis), KHD’s industrial plant engineering and equipment supply services revenue was $63.3 million, compared to $56.1 million in the year-earlier period, primarily as a result of the separation of our financial services into a separate company on January 31, 2006. Income before tax increased to $5.1 million, compared to $4.3 million in the first quarter of 2005.
     Net income in the first quarter of 2006 was $2.8 million or $0.19 per share, compared to $4.9 million or $0.36 per share in the first quarter of last year. We had a tax expense of $1.8 million in the current quarter ended March 31, 2006, compared to a tax benefit of $1.7 million in the comparative quarter in 2005. We paid $0.9 million in income taxes in the current quarter of 2006. Upon the anticipated completion of our organization restructuring in June 2006, we expect that our effective income tax rate will be reduced.
     The weighted average number of shares increased to 14.7 million on a diluted basis from 13.7 million in the first quarter of 2005. During the current quarter, the Euro depreciated by approximately 8% against the US dollar and 14% against the Canadian dollar, compared to the same quarter in 2005. The depreciation of the Euro against US and Canadian dollars reduced our revenue and net income. The consolidated balance sheet and income statement for March 31, 2006 were translated from Canadian dollars into US dollars at US dollar 1 = Canadian dollars 1.1671 (equivalent to Euro = US dollars 1.2140)
     For the current period, the revenues for our industrial plant engineering and equipment supply services business were up 13%, although overall revenues declined, due largely to the restructuring that resulted in the distribution of our financial services business to shareholders during the quarter.
     At the end of the first quarter, KHD has $228.5 million in cash, cash equivalents and short-term securities. The current working capital ratio was 1.91. Shareholders’ equity rose to $256.7 million and the long-term debt to equity ratio was .08. We encourage our shareholders to read our SEC Form 6-K filing, now available on our website, for a greater understanding of our industrial engineering prospects, as well as the distribution of the financial services business.
GROWTH PROSPECTS
KHD’s contract opportunities are generally associated with substantial capital investment projects, so the lead time between the potential project being announced by our customers and final project award is quite long, often six to twelve months. Consequently we can anticipate, with a high confidence level, the number of potential opportunities several quarters in advance. The process of converting an opportunity to a final contract involves several steps. Qualifying as a bidder is the initial step followed by a competitive bidding process. This process, which in itself may take six months, culminates in the selection of the successful bidder. Upon selection, a Letter of Intent is signed by both parties. The LOI is usually valid for three to four months during which preliminary engineering work may begin while the final contract is negotiated. Depending on the customer, project financing is also often finalized during this process. Since the ultimate order award date is beyond the control of KHD, it is important to note that in our reporting, Order Intake reflects signed contracts, not signed Letters of Intent.
     During the first quarter and through the issue date of this report, the anticipated acceleration of internal growth mentioned in our annual report has been reaffirmed. Levels of activity in both the coal and minerals and cement markets continue to increase. As an indicator, the potential value of Letters of Intent executed by our US subsidiary alone this year already exceeds $230 million.
     The following summarizes growth in our industrial plant equipment sector in the first quarter of 2006 over the corresponding period of 2005:
■	Order intake increased by 19%, with 27% of order intake coming from the emerging Asia/Pacific region, 29% from the Middle East and 7% from the Americas.

■	Order backlog increased by 36%.

CHAIRMAN’S REPORT

Roller Press Minerals,
Coarse iron ore,
SNIM, Mauritania

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

N.B.: For discussion of the following order intake and backlog and sales of the cement, coal and minerals business, all amounts were translated from Euros to US dollars at 1.1841, the exchange rate prevailing on December 31, 2005.
ORDER INTAKE AND BACKLOG
Order intake is defined as the total value of all orders received during the respective period, while order backlog is the value of orders received but not yet fulfilled. The positive trend established over the last few years for these key performance indicators continued to improve in the first quarter of 2006.
Order intake increased by over 19%, to $95.4 million, compared to $79.9 million for the corresponding period in 2005 and $74.0 million for the corresponding period in 2004.
     Our order backlog at the close of the first quarter of 2004 stood at $158.8 million, and increased 63% to $258.7 million by the close of the first quarter of 2005 and an additional 36% to $352.4 million by the close of the first quarter of 2006.
     Certain characteristics of the order intake and backlog are noteworthy. All of the orders this year continue to show the strategic shift to the company’s risk minimization policy of focusing on core business: i.e., equipment design and supply contracts.

CHAIRMAN’S REPORT

SUMMARY OF ORDER BACK LOG AT MARCH 31, 2006

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Sichuan Ya Dong	Asia	Cement production line 4,200 t/d
Jiangxi 3	Asia	Cement production line 4,200 t/d
Sichuan Klinkermahl	Asia	Clinker grinding plant with roller press 20.170 /180
Illinois	N/S America	Construction and equipment
J P Himachal	Asia	Kiln line 10,000 t/d
Grasim Dadri	Asia	Roller press
J P Himachal Grinding	Asia	Cement grinding plant with roller press (3 line)
Myhome Cement	Asia	Kiln line
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Sterlitamak Service	Russia	Service contract
Listwjashnaja	Russia	Coal plant
Bushan	Asia	Coal washery plant
National Cement	Middle East	Cement production line 3,500 t/d
Ashakacem	Asia	Heat exchanger and tucker elevator
Longgu	Asia	3 Romjigs
Wangfengang	Asia	4 x Pneuflots
Duro Felguera	N/S America	8 x Jones DP
Beeshoek — BKM	S.A.	4 Batac + 4 bucket conveyor
Mordow 2	Russia	Kiln line
Mordow Schlaammenty	Russia	Sludge drainage system
Raysut Cement	Middle East	Production line 2,000 / 2,200 t/d
Hofuf Sinoma	Asia	Production line 2,000 / 2,200 t/d
Hofuf Sinoma	Asia	Supply of RP / VSK + SKS seperator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SALES AND INCOME
In addition to the increases in order intake and backlog, first quarter 2006 sales increased to $61.7 million, an improvement of 33% over first quarter 2005 sales.
CEMENT
We continue to see growth in order intake and sales, and expect this trend to continue throughout 2006. First-quarter sales of the Cement Business Unit increased from $22.1 million in 2004 to $38.8 million in 2005, and from that level increased a further 34% to $52.1 million in 2006.
CEMENT ORDER INTAKE
Cement order intake for the first quarter of 2004 was $67.6 million. This rose slightly to $69.7 million in 2005, and from there increased by 12% to $78.0 million in 2006. North American forecasts for the balance of 2006 indicate substantially increasing order intakes; India also shows indications of sustaining its dramatic growth rate in the domestic market and, more importantly, in the export market as well.
CEMENT BACKLOG
The cement order backlog was up 21% at the end of the first quarter of 2006 over the same period in 2005. The order backlog of our US subsidiary represented only 1% of total backlog in the first quarter of 2005, increased to 12% of total backlog in the first quarter of 2006. Similarly, our Indian subsidiary accounted for 14% of backlog in the first quarter of 2005, and increased to 20% in the first quarter of 2006. As noted in the order intake discussion, these trends are expected to continue throughout 2006.
COAL AND MINERALS SALES
Coal and minerals business accounted for sales of $6.9 million in the first quarter of 2005, increasing to $8.6 million in the first quarter of 2006.
COAL AND MINERALS ORDER INTAKE AND BACKLOG
Order intake and backlog trends demonstrate the strength of this market. KHD’s order intake for the Coal and Minerals Business Unit was $6.9 million in the first quarter of 2005. This rose to $16.1 million in the first quarter of 2006, an increase of 133%.
     KHD’s backlog for the Coal and Minerals Business Unit was $15.5 million at the close of the first quarter of 2005. This rose to $57.9 million at the close of the first quarter of 2006, an increase of 274%.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FIRST QUARTER 2006 HIGHLIGHTS

■	The more efficient structure created at year end to improve retained earnings has evolved into an operating entity with formal inter-company agreements finalized and implemented.

■	As a result of the company’s enhanced licensing and research and development activities created in early 2006, several innovative research projects are under consideration in anticipation of securing attractive, available funding in the near future.

■	The group treasury and investment system has been implemented.

■	In January 2006, substantially all of the non-industrial assets and operations were distributed to our shareholders by way of common shares of Mass Financial Corp. Mass intends to create new value for our shareholders by focusing exclusively on the growth and development of financial services.

■	We have initiated steps to further expand our profit margin improvement plan through the use of low-cost business locations such as India.
■	In March 2006, KHD appointed a new Chief Executive Officer and President, Jim Busche, a seasoned professional with strong and relevant experience in the highly engineered industrial plant business. Mr. Busche will lead the company’s globalization efforts and growth initiatives, succeeding Michael Smith, who will continue as Chairman of the Board.

■	Jim Busche hired two executives based in New Delhi, India: one assigned to lead a merger and acquisition effort, the other to lead the technology transfer initiative with the objective of developing qualified engineering, procurement and manufacturing capacities in low-cost bases of operation.

■	We appointment a Head of Global Risk, based in Vienna, to lead a new, extensive global risk program. An Internal Auditor has also been appointed to serve with our risk management program.
Management recognizes that we must make a sustained effort to pursue our transition strategy.

CHAIRMAN’S REPORT

Control air regulating system for BATAC® jig, Coal beneficiation plant, Zhangji, PR China

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
KHD HAS SUPPLIED EQUIPMENT TO 140 COAL PLANTS WORLD-WIDE SINCE
ENTERING THIS BUSINESS AREA
NOTABLE FIRST QUARTER 2006 PROJECT AWARDS

Raysut, Oman
The projection of strong sustained growth in the Gulf region in coming years and cement consumption higher than production capacities has led to expansion projects in Oman. During the recent commissioning of Raysut Production Line 3 with KHD pyroprocess and grinding systems, the client awarded KHD the contract for a new 2,000 t/d production line in the Sultanate of Oman. Process technology and core equipment to be supplied by KHD includes the raw grinding and finish grinding systems, each with a Roller press and V-separator, and a clinker production line with the Humboldt 5-stage preheater with PYROCLON® LowNOX calciner, PYRORAPID® 2-station kiln and our new PYRO-FLOOR® clinker cooler.
Hofuf, Saudi-Arabia
A Chinese contractor responsible for the construction of a new cement plant at Hofuf, Saudi Arabia awarded a contract to KHD for the supply of machinery and equipment for three identical clinker grinding systems with a capacity of 280 t/h OPC cement each, and consisting of Roller press, VSK® — and SEPMASTER®
SKS-separator. The new cement production plant will be erected for a client in Saudi Arabia.
Ekon, Turkey
A Turkish contractor responsible for a capacity upgrade at a cement plant in Turkey awarded a contract to KHD. Under this contract, KHD will supply machinery and equipment associated with upgrading the capacity of an existing clinker production line to 3,500 t/d. KHD’s scope of supply comprises a new Humboldt 4-stage preheater with PYROCLON® calciner, modification of the existing preheater and rotary kiln, new PYRO-JET® kiln burner, and a new PYROFLOOR® clinker cooler with hammer crusher.
Iron Ore Beneficiation Plant, South Africa
KHD received the order for supply of four BATAC® jigs including all accessories for beneficiation of iron ore (hematite) for an iron ore beneficiation plant in South Africa. Two systems are designed for separating lump ore with a capacity of 340 t/h each, and two systems for fine ore with a capacity of 300 t/h each. The single BATAC® systems will have a width of 4m.

CHAIRMAN’S REPORT

NOTABLE PROJECT AWARDS SUBSEQUENT TO THE CLOSE
OF THE FIRST QUARTER OF 2006

Campulung, Romania
KHD was awarded the contract as leader of a consortium for engineering and supply of a 4,000 t/d clinker production plant ranging from raw material feeding system to clinker storage. The plant will be erected in Campulung, Romania.
     KHD’s scope of supply includes the pyroprocess including Humboldt 5-stage preheater with combustion chamber, rotary kiln with PYRO-JET® kiln burner and PYROFLOOR clinker cooler with roll crusher.
RAS V, India
KHD received an order for a new 3,000 t/d clinker production line in India. This kiln line is identical to the line contracted with KHD by the same client at the end of 2005. KHD’s scope of supply comprises a 6-stage Humboldt preheater with PYROCLON® calciner and PYROTOP® compact mixing chamber, a 3.8m x 56.0m rotary kiln with PYRO-JET® kiln burner and a PYROSTEP® clinker cooler.
Kotputli and Panipat, India
KHD was awarded contracts for engineering and supply
of a new 8,000 t/d clinker production plant at Kotputli, and a clinker grinding plant with a capacity of 175 t/h PPC cement for the same client at Panipat in India.
     Core KHD-designed equipment for the pyro-processing line includes a 2-string, 6-stage Humboldt preheater with PYROCLON® calciner and PYROTOP® compact mixing chamber, a 5.8m x 58m rotary kiln with PYRO-JET® kiln burner and a PYROFLOOR® clinker cooler with roll crusher. Main components of the cement grinding system at Panipat are a Roller press RP 20, a V-separator, a 3.4m x 11.5m ball mill and a SEPMASTER® separator, type SKS.
Missouri, USA
KHD received an order for engineering and supply of a new cement production line with a capacity of 3,000 st/d in Missouri, USA.
     KHD’s scope of supply comprises core equipment for the kiln line including a 4-stage Humboldt preheater with PYROCLON® LowNOX calciner, PYROTOP® compact mixing chamber and bypass-system, a 4.4m x 52.0m PYRORAPID® kiln and a new PYROFLOOR® clinker cooler.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

A STRATEGY TO ENHANCE SHARE HOLDER VALUE
In 2005, KHD started the transition from a financial services company to a global industrial plant engineering and equipment supply company, and has taken steps to achieve the attractive multiples of publicly traded companies in the highly engineered industrial plant and equipment supply industry. In the first quarter of 2006, we have provided additional opportunity for our shareholders with the distribution of the financial services business.
As a result of our sizable order backlog position, our company entered 2006 positioned for growth. Our new corporate and management structures have continued to strengthen the company’s position with substantial increases in backlog and expansion of capacities in the low-cost operational platforms of Asia.
     We will continue to review the effectiveness of our strategy, ensuring that it reflects and supports our commitment to enhancing shareholder value.
Respectfully submitted,

Michael J. Smith
Chairman of the Board

CHAIRMAN’S REPORT

2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 15, 2006)
The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2006 and the two years ended December 31, 2005 and 2004 (as contained Annual Report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements to United States (“US”) GAAP, see Note 23 to the audited consolidated financial statements in our Annual Report on Form 20-F.
Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the United States Securities Exchange Act of 1934. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.
We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2005 and 2004 have been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (the “SEC”) on April 3, 2006.
Disclaimer for Forward Looking Information
Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak as of only March 31, 2006. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and the Company’s ability to attract and retain customers and to manage its assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts, disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control.

There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk and Uncertainties” below.
Nature of Business
During the quarter ended March 31, 2006, we operated in two business segments: industrial and engineering services and financial services.
Our industrial and engineering services segment focuses on services for the cement, coal and minerals processing industries. We design and build plants and equipment that produce and process clinker, cement, clean coal, and minerals such as copper and precious metals. Headquartered in Hong Kong, we have approximately 900 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
Our financial services segment did focus on merchant banking. We provided specialized banking and corporate finance services and advice internationally. We also did commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account.
On January 31, 2006, we completed the separation of our financial services business. We will continue to hold an investment in the financial services business by way of the non-voting preferred shares we hold in Mass Financial Corp. The class A preferred shares are redeemable by Mass Financial at any time and we have the right to cause a retraction of the class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting after January 31, 2010. The redemption and retraction amount is equal to (i) the fair market value of the common shares that were exchanged for the class A preferred shares at the time of the exchange less $100, multiplied by (ii) 1.04 multiplied by the number of months the preferred shares have been outstanding divided by 12. Upon us giving notice of a retraction, we shall be entitled to a dividend equal to the redemption amount. No dividends on the class A common shares can be paid if Mass Financial is late on the redemption or retraction of any tranche of the class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares. In the event of liquidation, dissolution, winding up or any other distribution of the assets of Mass Financial, then we shall be entitled to receive, in priority and preference to the class A common shares, the redemption amount.
Our board of directors determined that the separation of our financial services business from our industrial and engineering services business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries.
Since January 31, 2006, the financial services business has been operated by Mass Financial, except that MFC Merchant Bank and our interest in an iron ore mine have remained assets of our company. We have not consolidated Mass Financial since January 31, 2006.
While reviewing the results presented in this report, please note that the results of our first quarter ended March 31, 2006 as presented in this report include three months of operations in the industrial and engineering services business (and MFC Merchant Bank and our interest in an iron ore mine) and one month of operations in the financial services business. Results for the first quarter ended March 31, 2005 and for the years ended December 31, 2005 and 2004 include operations in the industrial and engineering services and financial services businesses.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services.
Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters. Please note that the results for the quarter ended March 31, 2006 include three months of operations in the industrial and engineering services business (and MFC Merchant Bank and our interest in an iron ore mine) and one month of operations in the financial services business. Results for the other quarters include operations in the industrial and engineering services and financial services businesses.

	March 31,	December 31,	September 30,	June 30,
	2006	2005	2005	2005
(Unaudited)	(Canadian dollars in thousands, except per share amount)
Revenues	$115,372	$236,080	$231,223	$276,558
Expenses	109,436	228,304	224,184	252,469
Net income	3,263	5,721	6,008	16,484
Diluted earnings per share	0.22	0.42	0.44	1.20

	March 31,	December 31,	September 30,	June 30,
	2005	2004	2004	2004
(Unaudited)	(Canadian dollars in thousands, except per share amount)
Revenues	$212,149	$206,497	$195,717	$181,221
Expenses	206,889	199,677	189,116	167,539
Net income	5,984	7,640	7,248	10,962
Diluted earnings per share	0.44	0.56	0.53	0.80
Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors.
Three-Month Period Ended March 31, 2006 Compared to Three-Month Period Ended March 31, 2005
Please note that the results for the quarter ended March 31, 2006 include three months of operations in the industrial and engineering services business (and MFC Merchant Bank and our interest in an iron ore mine) and one month of operations in the financial services business. Results for the quarter ended March 31, 2005 include operations in the industrial and engineering services and financial services businesses.
Based upon the period average exchange rates for the three-month period ended March 31, 2006, the Canadian dollar increased by approximately 16.5%, 15.8% and 6.3% against the Swiss franc, the Euro and the U.S. dollar, as compared to the same period in 2005. As the majority of our revenues are denominated in Euro and U.S dollar, the material depreciation of such currencies has significant impact on our operating results in our consolidated income statement.

Revenues
In the three-month period ended March 31, 2006, our revenues decreased by 45.6% to $115.4 million from $212.1 million in the three-month period ended March 31, 2005, primarily as a result of the separation of our financial services business into a separate company on January 31, 2006, which accounted for a decrease of $102.9 million. Industrial and engineering services revenues increased by 9.0% to $73.9 million for the three-month period ended March 31, 2006 from $67.8 million for the three-month period ended March 31, 2005.
For our industrial and engineering services business, our customers are based primarily in Asia, the Middle East and North America. Revenue from customers in the United States and Asia increased. We expect the demand for our core industrial and engineering services business will continue to grow in 2006 and 2007.
Expenses
In the three-month period ended March 31, 2006, our expenses decreased by 47.1% to $109.4 million from $206.9 million in the three-month period ended March 31, 2005, primarily as a result of the separation of our financial services business into a separate company, which accounted for a decrease in financial services expenses of $96.7 million.
Industrial and engineering services expenses increased by 18.0% to $59.6 million for the three-month period ended March 31, 2006 from $50.5 million for the three-month period ended March 31, 2005. The profit margin for the industrial and engineering services business decreased to 19.4% for the three-month period ended March 31, 2006, compared to 25.6% for the same period in 2005. Our industrial and engineering services contracts usually include both engineering work and supply of equipment. Some of the equipment included in our scope of supply may be purchased. The engineering services portion of our contracts precedes the equipment supply. Generally, the engineering services have a higher profit margin and lower revenue while the equipment supply brings in higher revenue and a lower margin. Consequently, the profit margin varies quarter to quarter, depending on the content of the contracts performed during the periods.
General and administrative expenses decreased by 41.4% to $12.7 million for the three-month period ended March 31, 2006 from $21.7 million for the three-month period ended March 31, 2005. The general and administrative expenses were net of foreign currency transaction gains of $0.9 million and $0.8 million in the three-month period ended March 31, 2006 and 2005, respectively. The decrease in general and administrative expenses related primarily to the decreased expenses resulting from the separation of our financial services business into a separate company.
Interest expense decreased by 37.8% to $1.4 million (1.3% of revenue) for the three-month period ended March 31, 2006, compared to $2.3 million (1.1% of revenue) for the same period in 2005. We are generally not reliant upon interest-bearing debt to fund our day-to-day operations.
Income Taxes
We had a tax expense of $2.1 million in the current quarter ended March 31, 2006, compared to a tax benefit of $2.1 million in the comparative quarter in 2005. We paid $1.0 million in income taxes in the current quarter 2006. Upon the anticipated completion of our organizational restructuring in June 2006, we expect that our effective income tax rate will be reduced.
We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia and tax incentives, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the impairment of deferred income tax assets.

In certain jurisdictions, we currently have net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have non-capital tax loss carryforwards of $114.5 million in Germany as at December 31, 2005, which do not expire. We have determined that a valuation allowance of $34.4 million is required in respect of our deferred income tax assets as at December 31, 2005. Increases in the valuation allowance are primarily as a result of the acquisition of a subsidiary which has a substantial amount of tax loss carry forward which we may not be able to utilize.
As at March 31, 2006, the net deferred income tax asset balance was $13.0 million (2005 — $11.2 million). We believe we will generate sufficient future taxable income to realize the benefit of these deferred income tax assets.
We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.
Certain of our subsidiaries provide financing and services to, and may from time-to-time undertake certain transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.
Income
In the three-month period ended March 31, 2006, our net income decreased to $3.3 million, or $0.22 per share on a basic and diluted basis, from $6.0 million, or $0.44 per share on a basic and diluted basis, for the three-month period ended March 31, 2005.
On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial. The effect of the distribution was to realign our financial services into a separate company that was held by our shareholders. As a result of that separation, our revenues and expenses for the three-months ended March 31, 2006 were significantly reduced.
See “Item 8B. Significant Changes” of our Annual Report on Form 20-F for allocation of assets, liabilities, revenues and expenses between Mass Financial and us.
Liquidity and Capital Resources
The following table is a summary of selected financial information concerning our company for the periods indicated. Please note that the results for the quarter ended March 31, 2006 include three months of operations in the industrial and engineering services business (and MFC Merchant Bank and our interest in an iron ore mine) and one month of operations in the financial services business. Results for the other periods include operations in the industrial and engineering services and financial services businesses.

	March 31		December 31
	2006	2005	2005	2004
(Unaudited)	(Canadian dollars in thousands)		(Canadian dollars in thousands)
Cash and cash equivalents	$247,845	$187,050	$226,550	$215,722
Short-term securities	18,893	19,921	18,963	21,113
Working Capital	216,925	219,982	244,095	219,837
Total assets	631,822	624,972	609,831	603,699
Long-term debt, less current portion	23,861	14,686	7,290	14,383
Shareholders’ equity	299,591	271,657	284,783	269,421

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.
As at March 31, 2006, our total assets increased by 3.6% to $631.9 million from $609.8 million as at December 31, 2005, primarily as a result of borrowings. As at March 31, 2006, our cash and cash equivalents increased to $247.8 million. At December 31, 2005, our cash and cash equivalents were $226.6 million, compared to $215.7 million at December 31, 2004. As at March 31, 2006, we had short-term securities of $18.9 million, compared to $19.0 million as at December 31, 2005 and $21.1 million as at December 31, 2004. As at March 31, 2006, our long-term debt, less current portion, was $23.9 million, compared to $7.3 million as at December 31, 2005 and $14.4 million as at December 31, 2004.
As at December 31, 2005, when we operated both the financial services and the industrial and engineering services businesses, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we had debt maturities of $1.9 million in 2006 and no maturities in 2007. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements included in our Annual Report on Form 20-F.
In connection with our industrial and engineering business, as at March 31, 2006 we had credit facilities of $136.9 million (€96.6 million, December 31, 2005: €91.6 million) with banks which issue contractual-related bonds. As at March 31, 2006, performance bonds of approximately $115.8 million (€81.7 million, December 31, 2005: €60.1 million) lines had been issued under the credit lines and there were no claims against KHD Humboldt Wedag Group under these performance bonds. As at March 31, 2006, cash of $23.5 million (€16.6 million) has been collateralized against these credit lines.
Operating Activities
Operating activities provided cash of $67.4 million in 2005, compared to $60.2 million in 2004. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. Cash from operations was generated primarily from earnings and increases in working capital, particularly in accounts payable and accrued expenses.
A decrease in short-term securities provided cash of $0.6 million in 2005, compared to $18.1 million in 2004. An increase in restricted cash used $12.8 million in 2005, compared to $8.1 million in 2004. An increase in receivables used cash of $15.1 million in 2005, compared to a decrease providing cash of $6.5 million in 2004. An increase in commodity receivables used cash of $1.0 million in 2005, compared to a decrease providing cash of $11.8 million in 2004. An increase in inventories used cash of $38.6 million in 2005, compared to $1.2 million in 2004. An increase in commodity inventories used cash of $22.6 million in 2005, compared to $11.5 million in 2004. A decrease in real estate held for sale provided cash of $3.2 million in 2005, compared to an increase using cash of $71,000 in 2004. An increase in accounts payable and accrued expenses provided cash of $94.9 million in 2005, compared to $25.5 million in 2004. During the three-month period ended March 31, 2006, operating activities used cash of $5.0 million, compared to $55.2 million in the comparative period in 2005. The reduction in the use of cash in the current period reflected the reduction in the commodities trading activities in the month of January 2006.
Investing Activities
Investing activities used cash of $5.3 million in 2005, compared to $14.2 million provided in 2004. In 2004, as a result of acquiring KHD Humboldt Wedag Group, we increased our cash position by a net amount of $31.1 million.

In 2005, a net increase in loans used cash of $3.6 million, compared to $9.8 million in 2004. Capital expenditure was $3.0 million and $3.7 million in 2005 and 2004, respectively. The net purchases of long-term securities used cash of $65,000 in 2005, compared to $5.1 million in 2004. In 2005, purchases of subsidiaries, net of cash acquired, used cash of $4.1 million, compared to providing cash of $31.1 million in 2004. During the three-month ended March 31, 2006, investing activities used cash of $21.9 million, compared to $4.9 million in the comparative period in 2005. The distribution of the common shares in Mass Financial in January 2006 resulted in the reduction of cash of $21.3 million.
Financing Activities
Net cash used in financing activities was $27.1 million in 2005, compared to $0.3 million provided in 2004. Net debt repayments used cash of $14.9 million in 2005, compared to $22.5 million in 2004. An increase in notes payable on commodities transactions provided cash of $6.6 million in 2005, compared to $7.6 million in 2004. In 2005, a net decrease in deposits used cash of $18.3 million, compared to a net increase in deposits providing cash of $23.8 million in 2004. The net repurchase of common shares in 2005 used cash of $34,000, compared to $10.1 million in 2004. During the three-month ended March 31, 2006, financing activities provided cash of $44.1 million, compared to $35.9 million in the comparative period in 2005, primarily as a result of higher borrowings in the current period.
We had no material commitments to acquire assets or operating businesses at December 31, 2005 or March 31, 2006 except as disclosed under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and U.S. dollars, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and U.S. dollars during that period.
Based upon the year average exchange rates in 2005, the Canadian dollar increased by approximately 7.5% in value against the Swiss franc, 7.2% in value against the Euro and 7.4% in value against the U.S. dollar compared to the year average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 19.1% in value against the Swiss franc, 18.0% against the Euro and 3.2% against the U.S. dollar since December 31, 2004.
Based upon the period average exchange rates for the three-month period ended March 31, 2006, the Canadian dollar increased by approximately 16.5%, 15.8% and 6.3% against the Swiss franc, the Euro and the U.S. dollar, as compared to the same period in 2005. As at March 31, 2006, the Canadian dollar decreased by approximately 1.1%, 2.6% and 0.1% in value against the Swiss franc, the Euro and the U.S. dollar since December 31, 2005.
In the year ended December 31, 2005, we reported approximately a net $20.2 million currency translation adjustment loss and, as a result, our cumulative currency translation adjustment loss at December 31, 2005 was $32.4 million, compared to a cumulative currency loss of $12.2 million at December 31, 2004. At December 31, 2005, the cumulative currency translation adjustment loss included a cumulative currency loss of approximately $24.8 million attributable to Mass Financial group of companies. Our foreign exchange translation gain was $0.7 million in the three-month period ended March 31, 2006, which decreased our cumulative currency translation adjustment loss to $31.7 million as at March 31, 2006.

We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At March 31, 2006, December 31, 2005 and 2004, we did not hold any forward foreign exchange contracts for our own account. For more information, see our Annual Report on Form 20-F.
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our Annual Report on Form 20-F.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our Annual Report on Form 20-F.
Revenue Recognition
The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the billing is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.
Financial services revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.
Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity inventories, inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.
For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
Commodities inventories consist primarily of metals and plastics. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
We also have real estate which we hold for sale. We are actively marketing the real estate. We estimate on the fair value of the real estate and take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated.
Allowance for Credit Losses
Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Goodwill Impairment
A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.
Valuation of Securities
Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Short-term marketable securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations. Short-term unlisted investments are carried at the lower of cost or estimated net realizable value.
When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labour costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts.
Employee Future Benefits
Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have significant impact on the estimate of the pension liability.
Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is recourse to our German subsidiary company only.
Changes in Accounting Policies Including Initial Adoption
For the new Canadian and United States accounting standards, please refer to Notes 1 and 23, respectively, to the consolidated financial statements in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2005 or 2004 which had a significant impact upon our financial statements.
Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations
The following table sets out the contractual obligations of our company as at December 31, 2005:

	Payments Due by Period
	(Canadian dollars in thousands)
	Less than		2 - 3	4 - 5	More than
	1 Year		Years	Years	5 Years
Long-term debt obligations(1)	$1,872		$309	$2,564	$4,417
Capital lease obligations(1)	—		—	—	—
Operating lease obligations	4,176		1,958	1,308	—
Purchase obligations	60,162	(2)	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—		403	269	—

Total	$66,210		$2,670	$4,141	$4,417

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts
There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2005) during the three-month period ended March 31, 2006 that are outside the ordinary course of our business, except that two new loans were borrowed, with one $4.9 million principal due in 2007 and another $11.5 million principal due in 2011.
Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase obligations can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders cannot be quantified in a meaningful way.
Pursuant to the terms of the restructuring agreement, Mass Financial and we have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.
Capital Resources
We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.
Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2006 and March 31, 2006, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
We incurred transactions with affiliates in the normal course of our operations. An affiliate is an entity that we have a significant equity interest (10% or more) therein or we have the ability to influence the entity’s operating and financing policies through significant shareholding, representation on the board of the directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties. In addition to transactions disclosed elsewhere in these financial statements, we had the following transactions with affiliates, during the current three-month period ended March 31, 2006.
In the normal course of commodities trading transactions, we purchased commodities from and sold commodities to its affiliates. We sold $2.3 million to affiliates and purchased $11.9 million from affiliates during the month of January 2006. The commodities trading operations was disposed of by way of the distribution of shares in Mass Financial on January 31, 2006. We recognised fee income of $0.4 million and interest income of $33,000 from affiliates in the current quarter. We paid interest of $19,000 to affiliates. We earned dividends of $1.2 million pursuant to a royalty interest from an affiliate.
During the current quarter ended March 31, 2006, we recognized equity earnings of $0.3 million from equity method investees.
As at March 31, 2006, we had receivables of $10.9 million due from affiliates and payables of $1.1 million due to an affiliate. We had $2.6 million loans receivable due from affiliates and $20.8 million deposits by affiliates. We also had $1.0 million investment in an equity method investee and $0.9 million long-term investment in affiliates. In addition, we had a long-term liability of $0.3 payable to an affiliate.
Proposed Transactions
We entered into an Arrangement Agreement with Sasamat Capital Corporation providing for the acquisition by us of all of the outstanding common shares of Sasamat. If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of our company. We currently own approximately 51% of the outstanding common shares of Sasamat. In the proposed arrangement, shareholders of Sasamat will exchange their common shares of Sasamat for our common shares on the basis of 0.12 of our common shares for each common shares of Sasamat, subject to adjustment based upon any change greater than 2% in the value of our common shares that may have occurred as of the last trading day prior to the effective date of the arrangement. The effective date of the arrangement is, if all necessary approvals are obtained, anticipated to be May 25, 2006.

Outstanding Share Data
Our shares are quoted for trading on the NASDAQ National Market System under the symbol “KHDH”. As at March 31, 2006, the share capital of our company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued
Common	No Par Value	Unlimited	15,206,512(1)

(1)	Based on our consolidated financial statements. The book record shows 15,206,512 common shares issued and outstanding as at March 31, 2006, which does not include 939,749 common shares owned by two wholly-owed subsidiaries.
As a result of the distribution of Mass Financial to our shareholders, the number of our common shares increased from 13,635,384 as of December 31, 2005 to 15,206,512 as of March 31, 2006 by 1,571,128 shares, which represents the number of our shares held by Mass Financial’s wholly-owned subsidiaries. These shares had been eliminated from our consolidated financial statements until January 31, 2006.
As at March 31, 2006, our company has the following bonds, options and warrants outstanding:

Exercise/Conversion
Type	Amount/Number	Price	Expiry Date
4.4% Convertible Unsecured Subordinated Bonds	Principal amount of €2,523,184(1)	See footnote (2)	December 31, 2019
Options	Nil	Nil	Nil
Warrants	Nil	Nil	Nil

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of the Company as follows: (i) €18.23 if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (ii) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iii) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (iv) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (v) €22.15 if the Bonds are converted after June 30, 2009.
Risk Factors and Uncertainties
An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.
Risk Factors Relating to Our Industrial and Engineering Business
A downturn in the economy could reduce the demand for our industrial and engineering services and therefore may have a material adverse effect on our financial results.
The industrial and engineering services industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial and engineering companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We not able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.
Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.
We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.
Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.
We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.
We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.
We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial and engineering services will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.
We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.
The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial and engineering services business.
Our competitors include firms traditionally engaged in the industrial and engineering services business.
We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial and engineering services.
Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
A rise in inflation may negatively affect our business, results of operations and financial condition.
Inflation may result in increases in our expenses related to the provision of industrial and engineering services, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.
We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.
Some of our subsidiaries operating in the industrial and engineering services business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.
Some of our employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate its bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.
We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.
We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures, and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products, processes or plants that we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.
General Risks Faced by Our Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.
Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk” of our Annual Report on Form 20-F, as filed with the SEC on April 3, 2006 for additional information with respect to our exposure to interest rate risk.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Rate Risk” of our Annual Report on Form 20-F, as filed with the SEC on April 3, 2006 for additional information with respect to our exposure to foreign currency exchange rate risk.
Additional Information
Our company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2006.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at March 31, 2006 and the related consolidated statements of earnings, retained earnings and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(Canadian Dollars in Thousands)

	March 31	December 31
	2006	2005
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$247,845	$226,550
Restricted cash	24,693	25,669
Securities	18,893	18,963
Loans	2,576	12,403
Receivables, commodities transactions	—	12,184
Receivables, industrial and engineering services	43,208	40,326
Receivables	18,452	29,769
Commodity inventories	—	28,397
Inventories	39,935	45,052
Real estate held for sale	32,011	32,038
Contract deposits, prepaid and other	20,779	13,059
Future income tax assets	7,721	8,854

Total current assets	456,113	493,264

Non-current Assets
Securities	862	9,202
Loans	11,394	11,002
Property, plant and equipment	12,382	12,633
Investment in resource property	35,341	35,341
Goodwill	10,762	15,141
Equity method investments	1,012	18,679
Future income tax assets	14,929	14,569
Investment in preferred shares of a former subsidiary	89,027	—

Total non-current assets	175,709	116,567

	$631,822	$609,831

	March 31	December 31
	2006	2005
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$167,190	$186,111
Notes payable, commodities transactions	—	11,531
Notes payable, industrial and engineering services	16,895	3,432
Long-term debt, current portion	—	1,872
Pension liabilities	1,559	1,736
Deposits	24,279	20,202
Provision for warranty costs	29,265	23,932
Future income tax liability	—	353

Total current liabilities	239,188	249,169

Long-term Liabilities
Long-term debt, less current portion	23,861	7,290
Pension liabilities	30,860	29,828
Provision for warranty costs	7,500	5,162
Future income tax liability	9,700	11,838
Other long-term liabilities	619	672

Total long-term liabilities	72,540	54,790

Total liabilities	311,728	303,959

Minority Interests	20,503	21,089

Shareholders’ Equity
Common stock	83,725	72,847
Equity component of convertible debt	146	146
Retained earnings	247,421	244,158
Currency translation adjustments	(31,701)	(32,368)

Total shareholders’ equity	299,591	284,783

	$631,822	$609,831

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2006	2005
Revenue
Industrial and engineering services	$73,898	$67,816
Financial services	41,474	144,333

	115,372	212,149

Expenses
Industrial and engineering services	59,565	50,478
Financial services	35,728	132,413
General and administrative	12,698	21,676
Interest	1,445	2,322

	109,436	206,889

Income from operations before income taxes and minority interests	5,936	5,260
Recovery of (provision for) income taxes	(2,057)	2,081

Income from operations before minority interests	3,879	7,341
Minority interests	(616)	(1,357)

Net income	3,263	5,984
Retained earnings, beginning of period	244,158	209,961

Retained earnings, end of period	$247,421	$215,945

Earnings per share
Basic	$0.22	$0.44

Diluted	$0.22	$0.44

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
(Canadian Dollars in Thousands)

	2006	2005
Cash flows from operating activities
Net income	$3,263	$5,984
Adjustments for:
Amortization and depreciation	584	1,083
Minority interests	616	1,357
Gain on short-term securities	(667)	(432)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(3,471)	943
Restricted cash	1,565	299
Receivables	1,097	(4,141)
Receivables, commodities transactions	(6,934)	(24,346)
Commodity inventories	(8,356)	(26,320)
Inventories	3,764	(1,274)
Real estate held for sale	—	1,977
Accounts payable and accrued expenses	8,250	(5,643)
Provision for warranty costs	6,767	(37)
Future income taxes	(2,100)	(3,166)
Contract deposits, prepaid and other	(7,464)	(1,079)
Other	(1,918)	(398)

Cash flows used in operating activities	(5,004)	(55,193)
Cash flows from investing activities
Net increase in loans	(143)	(4,531)
Purchases of long-term securities, net	—	(35)
Purchases of property, plant and equipment	(636)	(1,258)
Disposition of subsidiaries, net of cash disposed	(21,272)	—
Distributions from equity method investees	164	915

Cash flows used in investing activities	(21,887)	(4,909)
Cash flows from financing activities
Net decrease in deposits	(7,916)	(7,733)
Borrowings	32,808	1,231
Debt repayments	(4,217)	(4,522)
Notes payable, commodities transactions	23,438	46,954
Other	—	(23)

Cash flows provided by financing activities	44,113	35,907
Exchange rate effect on cash and cash equivalents	4,073	(4,477)

Increase in cash and cash equivalents	21,295	(28,672)
Cash and cash equivalents, beginning of period	226,550	215,722

Cash and cash equivalents, end of period	247,845	187,050

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited)
Note 1.     Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands.
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2.     Nature of Business
The Company operates internationally in the engineering services industry, and specializes in the cement, coal and mineral engineering services industries. Until January 31, 2006, the Company also operated in the financial service industry, which included merchant banking, financial advisory services, proprietary investing, and trading activities on an international basis which were facilitated by the Company’s banking and trading subsidiaries.
In December 2005, the Company’s board of directors resolved to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for the Company’s banking subsidiary (and its Swiss affiliates) and investment in resource property; and the Company held the Class A preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis.
The non-voting Class A preferred shares are redeemable by Mass Financial at any time and the Company has the right to cause a retraction of the Class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting after January 31, 2010. The redemption and retraction amount is equal to (i) the fair market value of the common shares that were exchanged for the Class A preferred shares at the time of the exchange less a nominal amount, multiplied by (ii) 1.04 multiplied by the number of months the preferred shares have been outstanding divided by 12. Upon the Company giving notice of a retraction, it shall be entitled to a dividend equal to the redemption amount. No dividends on the Class A common shares can be paid if Mass Financial is late on the redemption or retraction of any tranche of the Class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued Class A preferred shares. In the event of liquidation, dissolution, winding up or any other distribution of the assets of Mass Financial, then the Company shall be entitled to receive, in priority and preference to the Class A common shares, the redemption amount. The book value of the Company’s investment in Mass Financial Class A preferred shares is $89,027 as at March 31, 2006.

Following the distribution, Mass Financial has agreed to perform certain management services for two investments of the Company in accordance with the terms of a services agreement to be entered into by the Company and Mass Financial. Firstly, Mass Financial has agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal grants Mass Financial an option whereby Mass Financial has the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for and additional service fee of 5% of the purchase price.
Secondly, Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to the Company’s 49% equity method investee in connection with the Company’s investment in resource property. The Company has agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that the equity method investee receives in connection with the royalty in consideration for the management services.
The services agreement contemplates that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.
Pursuant to the terms of the restructuring agreement, the Company and Mass Financial have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.
Mass Financial, through its subsidiaries, has been holding 1,571,128 common shares in the Company and these common shares had been eliminated on the Company’s consolidated financial statements to January 31, 2006. As a result of the distribution of Class A common shares in Mass Financial, the Company does not consolidate Mass Financial any more and these common shares become issued and outstanding since January 31, 2006.
Note 3.     Earnings Per Share
The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under United States generally accepted accounting principles.
The weighted average numbers of shares outstanding for the purposes of calculating earnings per share are as follows:

	2006	2005
For the three months ended March 31:
Number of shares for basic earnings per share	14,665,346	13,577,146
Number of shares for diluted earnings per share	14,665,346	13,722,491
The convertible bonds were anti-dilutive for the three months ended March 31, 2006.

Note 4.     Segment Information
The Company operates in two reportable business segments: industrial and engineering services and financial services. The segments are managed separately because each business requires different production and marketing strategies. The distribution of Mass Financial significantly reduced the business activities of the financial services segment.
Summarized financial information concerning the segments is shown in the following tables:

	Industrial				Industrial
	and				and
	engineering	Financial			engineering	Financial
	services	services	Corporate	Total	services	services	Corporate	Total

	Three months ended				Three months ended
(Unaudited)	March 31, 2006				March 31, 2005

Revenues from external customers	$73,898	$41,474	$—	$115,372	$67,816	$144,333	$—	$212,149

Intersegment revenues	65	120	82	267	66	105	69	240

Interest expense

External	989	408	48	1,445	1,237	1,036	49	2,322

Intersegment	130	1	76	207	84	29	105	218

Income (loss) before taxes and minority interests	5,271	2,214	(1,549)	5,936	4,764	1,666	(1,170)	5,260
The total assets were $631,822 and $609,831 at March 31, 2006 and December 31, 2005, respectively. There was no material change of total assets amount since December 31, 2005.
Note 5. Reporting Currency
The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.1671 as at March 31, 2006, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
FIRST QUARTER RESULTS FOR 2006
– Awarded US$50 Million Contract in Romania –
HONG KONG (May 15, 2006) . . . . KHD Humboldt Wedag International Ltd. (“KHD”) (Nasdaq: KHDH) announces that it is completing the final phase of our transition from a financial services company to an industrial plant engineering and equipment supply company.
For the first quarter of 2006, our financial results are still mixed with our previous financial service business. The period ended March 31, 2006 included our industrial plant engineering and equipment supply segment and a one-month period of the financial service business to January 31, 2006.
Our consolidated balance sheet reflects only the industrial plant engineering and equipment supply segment at March 31, 2006, with a comparison to our December 31, 2005 consolidated balance sheet which includes both the industrial and engineering and financial services segments.
With the next quarter ending June 30, 2006, we will be entirely separated and our financial position will be easier to review. To assist in understanding the transformed company, we are providing limited guidance for the year 2006. It is important to recognize that our revenues include both engineering services and equipment supply. Some of the equipment included in our scope of supply may be purchased. The engineering services portion of our contracts precedes the equipment supply portion. The engineering services typically have a higher margin and lower revenue, while the equipment supply brings in higher revenue and lower margin.
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Contact Information:	Allen & Caron Inc	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS FIRST QUARTER RESULTS FOR 2006
Page -2-
Consequently, quarterly results may not necessarily represent a proportionate share of our annual result as different portions of contracts start at different times and are dependent on phased completion.
To help investors better understand the fluctuation of the activities of our industrial plant engineering and equipment supply business, we provide the following forecast (FC) to illustrate the movement of the revenues and earnings before taxes (EBT) for each quarter of 2006 and the full year 2006. The revenues and EBT are not evenly spread among all quarters. The following information and other statements in this release are forward-looking and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially. See the section entitled “Disclaimer for Forward Looking Information” at the end of this release for a description of those risks and uncertainties.
INDUSTRIAL PLANT ENGINEERING AND EQUIPMENT SUPPLY

	March 31,	June 30,	September 30,	December 31,	Full Year
	2006	2006	2006	2006	2006
	( United States dollars in millions )
(Unaudited)	Actual	FC	FC	FC	FC
Revenues	$63.3	$100.8	$115.6	$144.9	$424.6
EBT	4.5	7.2	10.7	12.5	34.9
Includes all operating companies active in cement, coal and minerals technology and their real estate operations, but not corporate expenses.
For the quarter ended March 31, 2006 (all figures are in US dollars and earnings per share amounts are on a diluted basis), KHD’s industrial plant engineering and equipment supply services revenue was $63.3 million, compared to $56.1 million in the year-earlier period, primarily as a result of the separation of our financial services into a separate company on January 31, 2006. Income before tax increased to $5.1 million, compared to $4.3 million in the first quarter of 2005.
Net income in the first quarter of 2006 was $2.8 million or $0.19 per share, compared to $4.9 million or $0.36 per share in the first quarter of last year. We had a tax expense of $1.8 million in the current quarter ended March 31, 2006, compared to a tax benefit of $1.7 million in the comparative quarter in 2005. We paid $0.9 million in income taxes in the current quarter of 2006. Upon the anticipated completion of our organization restructuring in June 2006, we expect that our effective income tax rate will be reduced.
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The weighted average number of shares increased to 14.7 million on a diluted basis from 13.7 million in the first quarter of 2005. During the current quarter, the Euro depreciated by approximately 8 percent against the U.S. dollar and 14 percent against the Canadian dollar, compared to the same quarter in 2005. The depreciation of the Euro against U.S. and Canadian dollars reduced our revenue and net income. The consolidated balance sheet and income statement for March 31, 2006 were translated from Canadian dollars into U.S. dollars at U.S. dollar 1 = Canadian dollars 1.1671 (equivalent to Euro 1 = U.S. dollars 1.2140)
For the current period, the revenues for our industrial plant engineering and equipment supply services was up 13 percent, although overall revenues declined, due largely to the restructuring that resulted in the distribution of our financial services business to shareholders during the quarter.
Order intake during the first quarter increased to $95.4 million, compared to $79.9 million in the first quarter of 2005. Backlog increased by 36 percent to $352.4 million, compared to $258.7 million a year earlier.
Order intake is defined as the total of all orders received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled (for easy comparison, all amounts for order intake and backlog were translated from € to $ at 1.1841, the exchange rate prevailing on December 31, 2005).
CEO Jim Busche commented, “The first quarter order intake was well balanced geographically, and came from the Middle East 29 percent, Asia 27 percent, Europe 27 percent, the Americas 6 percent and the remaining 11 percent from other areas. Our strategy is to concentrate on our core strengths — equipment design and supply contracts — as opposed to turnkey contracts. We are strongest in areas where infrastructure is growing rapidly, such as Asia and the Middle East, and our long history and respected standing in those regions stands us in good stead. Our internal goals for the year are to implement a plan to increase margins in all our product lines, strategic alliances and acquire companies to enhance our growth.”
Chairman Michael Smith commented, “At the end of the first quarter, KHD has $228.5 million in cash, cash equivalents and short-term securities. The current working capital ratio was 1.91. Shareholders’ equity rose to $256.7 million and the long-term debt to equity ratio was .08. We encourage our shareholders to read our SEC Form 6-K filing, now available on our website, for a greater understanding of our industrial engineering prospects, as well as the distribution of the financial services business.”
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KHD is also pleased to announce that it has been awarded the contract, worth approximately US$50 million, as the leader of a consortium for engineering and supply of a 4,000 t/d clinker production plant ranging from raw material feeding system to clinker storage. The plant will be erected in Campulung, Romania. KHD’s scope of supply includes the pyroprocess including Humboldt 5-stage preheater with combustion chamber, rotary kiln with PYRO-JET® kiln burner and PYROFLOOR clinker cooler with roll crusher.
About KHD Humboldt Wedag International Ltd.
KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and mineral industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com
Revenues and Earnings Before Taxes (EBT) Forecast 2006
Revenues and EBT forecasts are based on KHD’s order backlog, order intake and sales pipeline. We estimate on a project by project basis which revenues and earnings our current order backlog will generate, based on the percentage of completion for each individual project. For our order intake, we assess when each new project will start to deliver revenues and earnings. We also take into consideration our sales pipeline to determine the probability that our proposals will be successful, and when new projects may commence.
In the second quarter, we anticipate an increase in revenues to $100.8 million. This is based on an increase to $21.6 million in Q2 (Q1: $1.9 million) at our ZABIS unit mainly in relation to a project in Russia, and higher levels of activity in the US and Indian cement operations. Earnings before tax and minorities increase in line with higher revenues.
For the third quarter, we forecast a further increase in revenues to $115.6 million, and EBT of $10.7 million. Key assumptions are higher revenues for our Indian (+$4.2 million) and German cement operations (+$3.6 million), and our coal and minerals business. We anticipate higher margins in Q3 as a result of the overall mix of projects handled in Q3, with a strong contribution to earnings from one specific minerals project in South America.
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In Q4 we forecast revenues of $144.9 million and EBT of $12.5 million. This is based on increase in revenues for projects in the Middle East, India and the US. Our profit margins in Q4 will decrease slightly compared to Q3, driven in part by higher sales of equipment which we buy in from other vendors, and which carry lower margins.
Disclaimer for Forward-Looking Information
Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak as of only March 31, 2006. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and the Company’s ability to attract and retain customers and to manage its assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts, disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control.
Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission on May 16, 2006 and our MD&A filed with Canadian securities regulators.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS FIRST QUARTER RESULTS FOR 2006
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2006 and December 31, 2005
(Unaudited)
(amounts in U.S. dollars; in thousands)

	2006	2005
ASSETS

Current assets

Cash and cash equivalents	$212,360	$194,313
Restricted cash	21,158	22,016
Securities	16,188	16,265
Loans	2,207	10,638
Receivables, commodities transactions	—	10,450
Receivables, industrial and engineering services	37,022	34,588
Receivables	15,810	25,533
Commodity inventories	—	24,356
Inventories	34,217	38,641
Real estate held for sale	27,428	27,479
Contract deposits, prepaid and other	17,804	11,201
Future income tax assets	6,616	7,594

	390,810	423,074

Non-current assets

Securities	739	7,893
Loans	9,763	9,436
Properties, plant and equipment	10,609	10,835
Investment in resource property	30,281	30,312
Goodwill	9,221	12,987
Equity method investments	867	16,021
Future income tax assets	12,792	12,496
Investment in preferred shares of a former subsidiary	76,281	—

	150,553	99,980

	$541,363	$523,054

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
As of March 31, 2006 and December 31, 2005
(Unaudited)
(amounts in U.S. dollars; in thousands)

	2006	2005
LIABILITIES

Current liabilities

Accounts payable and accrued expenses	$143,253	$159,628
Notes payable, commodities transactions	—	9,890
Notes payable, industrial and engineering services	14,476	2,944
Long-term debt, current portion	—	1,606
Pension liabilities	1,336	1,489
Deposits	20,803	17,327
Provision for warranty costs	25,075	20,527
Future income tax liability	—	303

	204,943	213,714

Long-term liabilities

Long-term debt, less current portion	20,445	6,253
Pension liabilities	26,442	25,584
Provision for warranty costs	6,426	4,427
Future income tax liability	8,311	10,154
Other long-term liabilities	530	575

	62,154	46,993

Total liabilities	267,097	260,707

Minority interests	17,567	18,088

SHAREHOLDERS’ EQUITY

Common stock	71,738	62,481
Equity component of convertible debt	125	125
Retained earnings	211,996	209,416
Cumulative translation adjustment	(27,160)	(27,763)

	256,699	244,259

	$541,363	$523,054

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2006	2005
Revenue
Industrial and engineering services	$63,318	$56,065
Financial services	35,536	119,323

	98,854	175,388
Expenses
Industrial and engineering services	51,037	41,731
Financial services	30,613	109,468
General and administrative	10,880	17,920
Interest	1,238	1,920

	93,768	171,039

Income before income taxes	5,086	4,349
Recovery of (provision for) income taxes	(1,762)	1,720

	3,324	6,069
Minority interests	(528)	(1,122)

Net income	$2,796	$4,947

Earnings per share
Basic	$0.19	$0.36

Diluted	$0.19	$0.36

Weighted average shares outstanding
Basic	14,665,346	13,577,146

Diluted	14,665,346	13,722,491
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FINANCIAL SUMMARY
As of March 31, 2006
(Unaudited)
(amounts in U.S. dollars; in thousands, except per share data and ratios)

Cash and cash equivalents	$212,360
Short-term securities	16,188
Working capital	185,867
Total assets	541,363
Shareholders’ equity	256,699
Book value per share	16.88
Current ratio	1.91
Long-term debt to equity ratio	0.08
# # # #

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
/s/  Michael J. Smith
Michael J. Smith, Chairman
Date:  May 15, 2006